Exhibit 99.2

Management’s Discussion & Analysis

For the three and nine months ended July 31, 2021 and 2020

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the three and nine months ended July 31, 2021, and 2020 is dated September 14, 2021. This MD&A should be read in conjunction with the audited Consolidated Financial Statements of the Company for the years ended October 31, 2020 and 2019 (hereafter the “Financial Statements”) and with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

In this document, the terms “we”, “us” and “our” refer to High Tide.  This document also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by brands, including Canna Cabana, NewLeaf Cannabis (“NewLeaf”), Meta Cannabis Co, Grasscity, Smoke Cartel, CBDcity, FABCBD, and Daily High Club, (ii) the “Wholesale” Segment represented by brands, including Valiant Distribution (“Valiant”) and Famous Brandz (“Famous Brandz”), and (iii) the “Corporate” Segment.

High Tide is a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories.  The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta, T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the October 31, 2020 audited Consolidated Financial Statements, news releases, the Company’s short-form prospectus, and other disclosure items of the Company can be accessed at www.sedar.com and at www.hightideinc.com.

Forward-Looking Information and Statements

Certain statements contained within this MD&A, and in certain documents incorporated by reference into this document, constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "budget", "plan", "continue", "estimate", "expect", "forecast", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

We believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments and Risk Management” in this MD&A.

2

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

Changes in Accounting Policies and Critical Accounting Estimates

The significant accounting policies applied in preparation of the unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2021, and 2020 are consistent with those applied and disclosed in Note 3 of the Company’s Consolidated Financial Statements for the year ended October 31, 2020 and 2019.

At its June 2021 meeting, the IFRS Interpretations Committee finalized an agenda decision about the costs an entity includes as the ‘estimated costs necessary to make the sale’ when calculating net realizable value of inventories, which is used in determining if inventory balances are impaired. The committee concluded that when determining net realizable value of inventories, an entity estimates the costs necessary to make the sale in the ordinary course of business, which requires the exercise of judgement. The Company is assessing the impact of this agenda decision on its results of operations, financial position and disclosures.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including same store sales, earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Corporate Overview

Nature of Operations

The Company’s vision is to offer a full range of best-in-class products and services to cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically integrated Cannabis enterprise.

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana, and the NewLeaf and Meta Cannabis Co brands that were obtained through the acquisition of Meta Growth Corp. (“META”), are focused on the retail sale of recreational cannabis products for adult use as well as consumption accessories in Canada. The Company’s e-commerce operations are made up of Grasscity, CBDcity, Smoke Cartel, Inc. (“Smoke Cartel”), and the newly acquired Fab Nutrition, LLC (“FABCBD”) and DHC Supply LLC (“DHC”). Grasscity has been operating as a major e-commerce retailer of consumption accessories for over 20 years. It has significant brand equity in the United States and around the world, while providing an established online sales channel for High Tide to sell its proprietary products. Smoke Cartel was founded in 2013 and has grown to become one of the most searchable sites of its kind. FABCBD was founded in 2017 and has grown to be one of the leading online retailers in the hemp derived CBD space in the United States, and with over one million consumption accessories sold under the daily high club name, DHC has become one of the leading online retailers of in demand consumption accessories and monthly subscription boxes, further establishing the Company’s e-commerce presence.

The wholesale operations of Valiant helps with the overall product strategy of the retail operations of the Company and are primarily focused on the manufacturing and distribution of consumption accessories. Valiant designs and distributes a proprietary suite of branded consumption accessories including overseeing their contract manufacturing by third parties. Valiant also focuses on acquiring celebrity licenses, designing, and distributing branded consumption accessories.  Additionally, it also distributes a minority of products

3

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

that are manufactured by third parties. Valiant does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers.

Established Consumer Brands (as of the date of this MD&A):

Competitive Landscape

As of the date of this MD&A, the Company operates 86 corporately owned retail cannabis locations represented by 73 Canna Cabana locations, 3 NewLeaf locations, and 10 Meta Cannabis Co locations. Further, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint venture operations with 49% interest that operates two branded retail Meta Cannabis Co locations in Manitoba. The Company is also represented by three branded locations with 1 location in Toronto, Ontario, 1 in Scarborough, Ontario, and 1 in Guelph, Ontario, as well as one franchise in Calgary. In total, the Company currently has a total of 93 branded retail cannabis stores operating across Canada.

4

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company’s retail recreational cannabis products segment operates amongst many competitors, both consolidated chains and independent operators. Notable competitors include Fire & Flower, Nova Cannabis, Spiritleaf and Tokyo Smoke, as well as numerous independent retailers.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while Valiant designs, sources and distributes majority of their own products. This creates advantages through vertical integration, thereby enabling Valiant to bring unique product designs to market and offer wholesale customers favourable terms, proprietary products, and flexible pricing.

In the future, the Company expects its brick-and-mortar retail operations to experience increased competition from the recreational cannabis industry as a greater number of third-party stores are established across Canada, offering both cannabis products and consumption accessories. However, the Company believes that its vertically integrated e-commerce and wholesale operations, product knowledge, and operational expertise will enable it to operate profitably over the long term. While the Company is presently focused on its existing markets in the Provinces of Ontario, Alberta, Saskatchewan, and Manitoba, the Company is looking to expand its presence in Ontario and enter the market in British Columbia which we anticipate by the end of this fiscal year. The Company is currently evaluating entering other provinces and territories including Northwest Territories, and the Yukon as regulations permit and anticipates being able to grow both organically as well as through acquisitions in the future.

Select Financial Highlights and Operating Performance

	Three months ended July 31			Nine months ended July 31
	2021	2020	Change	2021	2020	Change
	$	$		$	$
Revenue	48,069	24,103	99%	127,256	58,389	118%
Gross Profit	16,679	9,539	75%	46,445	22,087	110%
Gross Profit Margin	35%	40%	(5)%	36%	38%	(2)%
Total Operating Expenses	(23,946)	(7,915)	203%	(60,268)	(22,424)	169%
Adjusted EBITDA (a)	1,540	3,397	(55)%	10,862	4,348	150%
Net (loss) income from Operations	(7,267)	1,624	(547)%	(13,823)	(337)	4002%
Net (loss) income	(1,750)	3,826	(146)%	(30,861)	(5,031)	513%
(Loss) earnings per share (Basic)	(0.03)	0.25	(112)%	(0.79)	(0.33)	139%

(i)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA” in this MD&A.

Revenue increased by 99% to $48,069 in the third quarter of 2021 (2020: $24,103) and gross profit increased by 75% to $16,679 in the third quarter of 2021 (2020: $9,539). Loss from operations was $7,267 in the third quarter of 2021 (2020: income $1,624).

The key factors affecting the results for the three-month period ended July 31, 2021, were:

● Merchandise Sales – Merchandise sales increased by 89% for the three-month period ended July 31, 2021, as compared to 2020. Growth in merchandise sales was largely driven by acquired businesses representing $21,841 of total sales increase.

● Operating Expenses – Operating expenses increased by 203% for the three-months ended July 31, 2021, compared to 2020, and as a percentage of revenue increased by 17% in the third quarter of 2021 to 50% (2020: 33%). Operating expenses increased over the same period in 2021 due to the Company’s continued growth of their Retail Segment through new store openings, the acquisitions of META, Smoke Cartel, FABCBD, and DHC, as well as an increase in expenses related to the up listing of the Company’s stock to Nasdaq including directors and officers’ liability insurance premiums, Nasdaq listing fees, one-time professional fees, and additional human resources to support the integration of newly acquired companies. As a result of the up listing to Nasdaq, the Company became a non-venture issuer resulting in higher compliance requirements.

5

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Revenue

Revenue increased by 99% to $48,069 in the third quarter of 2021 (2020: $24,103) and by 118% to $127,256 in the nine-month period ended July 31, 2021 (2020: $58,389).

The increase in revenue was driven primarily by the Company’s Retail Segment through the acquisition of META on November 18, 2020, Smoke Cartel on March 24, 2021, FABCBD on May 10, 2021, and DHC on July 6, 2021.

For the three-month period ended July 31, 2021, additions of new stores and the business combination of META, Smoke Cartel, FABCBD, and DHC into the Company contributed $26,828 of the increase in merchandise revenue. For the nine-month period ended July 31, 2021, new stores and business combinations contributed $62,479 to the increase in merchandise revenue.

Canna Cabana, NewLeaf, and Meta Cannabis Co all provide a unique customer experience focused on retention and loyalty through its Cabana Club membership platform. Members of Cabana Club receive short message service (“SMS”) and email communications highlighting new and upcoming product arrivals, member-only events, and other special offers. The database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana, NewLeaf, and Meta Cannabis Co locations.  Approximately 221,127 (June 28, 2021 – 151,240) members have joined Cabana Club to date, with over 50% of our average daily transactions conducted by club members. This substantial increase to our database of over 69,000 members (approximately 45%) since June 28, 2021, alone can be attributed to the success of our ‘One Stop Shop’ promotion, where club members are eligible for discounts of up to 70% off premium cannabis accessories made available to our retail network through Valiant Distribution Canada.

Gross Profit

For the three-month period ended July 31, 2021, gross profit increased by 75% to $16,679 (2020: $9,539) and by 110% to $46,445 for the nine-month period ended July 31, 2021 (2020: $22,087). The increase in gross profit was driven by the acquisition of META, Smoke Cartel, FABCBD, and DHC, as well as an increase in sales volume. The gross profit margin decreased to 35% in the three-month period ended July 31, 2021 (2020: 40%) and decreased to 36% in the nine-month period ended July 31, 2021 (2020: 38%). The decrease in the gross profit margin percentage was due to a change in the Bricks & Mortar retail pricing strategy which is in line with the current market, and to maintain and grow market share.

Operating Expenses

Total operating costs increased by 203% to $23,946 in the third quarter of 2021 (2020: $7,915) and by 169% to $60,268 for the nine-month period ended July 31, 2021 (2020: $22,424). Operating expenses increased over the same period in 2021 due to the Company’s continued growth of their Retail Segment through new store openings and the acquisition of META, Smoke Cartel, FABCBD, and DHC, resulting in a total of 89 branded retail stores operating across Canada compared to 33 branded retail stores as of July 31, 2020 (increase of 56 stores).

Salaries, wages, and benefits expenses increased by 101% to $7,318 in the third quarter of 2021 (2020: $3,642) and by 90% to $19,373 for the nine-month period ended July 31, 2021 (2020: $10,173). The increase in staffing was due primarily to the acquisition and integration of META, Smoke Cartel, FABCBD, DHC, the need for additional personnel within the Retail Segment to facilitate growth in the number of cannabis locations, and additional personnel within the corporate segment to support the up listing of the Company’s stock to Nasdaq. For the nine-month period ended July 31, 2021, the Company received $425 in Canada Emergency Wage Subsidy, which has been offset against salaries and wages in the consolidated statements of net loss.

Share-based compensation increased to $508 for the third quarter of 2021 (2020: $2), and to $2,578 for the nine-month period ended July 31, 2021 (2020: $101). The increase in share-based compensation was primarily due to granting of options and RSUs to employees,  directors, and consultants of the company.

6

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

General and administrative expenses increased by 245% for the third quarter of 2021 compared to the same period in 2020, and as a percentage of revenue increased by 5% to 11% in the third quarter of 2021 compared to the same period in 2020 primarily because of the acquisitions of META, Smoke Cartel, FABCBD, and DHC, and an increase in insurance premiums related to the up listing of the Company’s stock to Nasdaq.

Amortization expense on property, equipment, intangibles, and right-of-use assets of $8,299 for the third quarter of 2021 increased by 369% compared to same period in 2020 primarily because of $64,988 of assets acquired by the acquisitions of META, Smoke Cartel, FABCBD and DHC.

The Company is progressing well in integrating META’s operations.  As of the date of this MD&A, the Company has achieved all of the expected short-term synergies.  The Company will continue to realize additional synergies in the long-term operations of META. Following is a breakdown of the annualized synergies achieved:

Synergy category	Actual savings ($)	Target savings ($)	% Achieved
Overhead SG&A and other	3,700	4,500	82%
Store optimization and leases	5,310	4,000	133%
Total	9,010	8,500	106%

Financing and Other Costs

Financing and other costs of $3,034 was recorded during the third quarter of 2021 (2020: $2,649), representing the expense associated with the interest expense related to convertible debentures, the accretion of lease liabilities, as well as transaction costs related to the Company’s acquisitions and business development.

Revaluation of Derivative Liability

The Company recorded a gain from the revaluation of derivative liability of $5,919 during the third quarter of 2021 (2020: loss of $67).  This non-cash accounting charge primarily relates to the exercise of warrants issued to Windsor Private Capital in connection with the loan agreement entered into on January 6, 2020.  The cashless exercise feature in the warrants creates a derivative liability which is required to be revalued each reporting period.

Segment Operations

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended July 31,	2021	2020	2021	2020	2021	2020	2021	2020
	($)	($)	($)	($)	($)	($)	($)	($)
Total Revenue	46,283	21,440	1,781	2,627	5	36	48,069	24,103
Gross Profit	16,216	8,595	438	909	25	35	16,679	9,539
(Loss) income from operations	(3,074)	2,431	(390)	107	(3,803)	(914)	(7,267)	1,624

Total assets	145,971	46,678	6,939	5,972	81,272	17,161	234,182	69,811
Total liabilities	56,960	22,893	2,183	1,894	28,228	33,301	87,371	58,088

7

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Retail Segment Performance

Retail Sales By Product Category
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
Q3-2020
Q4-2020
Q1-2021
Q2-2021
Q3-2021
Accessories
Cannabis

% of Total Retail Sales By Product Category
Q3-2021
Q2-2021
Q1-2021
Q4-2020
Q3-2020
0%
20%
40%
60%
80%
100%
Cannabis
Accessories

The Company’s Retail Segment demonstrated significant sales growth with an increase in revenue of 116% to $46,283 in the third quarter of 2021 compared to the same period in the prior year. Revenue growth is primarily attributable to acquired businesses and an increased number of retail locations.

Gross profit for the three-month period ending July 31, 2021, increased by $7,621 compared to the same period in the prior year and the gross profit margin decreased to 35% (2020: 40%). The decrease in the gross margin was due to a change in pricing strategy to maintain and grow market share. The shift in pricing strategy was due to competitive landscape especially in Alberta. In Alberta, as of July 31, 2021, the province had granted 657 cannabis license vs 410 as of July 31, 2020.

For the three-month period ending July 31, 2021, the Retail Segment recorded a loss from operations of $3,074 compared to income from operations of $2,431 for the same period in the prior year. The loss from operations is primarily due to higher depreciation of property and equipment and higher amortization of the right-of-use assets related to leases of a larger retail store network compared to Q3 2020. Further impacting the loss from operations is increased amortization on intangibles related to licences that were part of the META acquisition and increased amortization on proprietary software from the Smoke Cartel acquisition.

Same-store retail sales

Same-store sales refers to the change in revenue generated by the Company’s existing retail cannabis locations over the period and is based on the number of stores that have been fully operational during the full current and comparison quarterly period.  The Company had 25 cannabis locations that were operational for the full three-month period ended July 31, 2021, and July 31, 2020. For these 25 cannabis locations, same-store sales decreased by 14% compared to the three-month period ended July 31, 2020. The decrease primarily related to lockdowns brought on by the COVID-19 pandemic in the province of Ontario. Excluding the same-store sales from the Ontario locations, the same-store sales for the remaining locations decreased by 7% compared to the three-month period ended July 31, 2020. This metric captures the Company’s early stores, which were destined to have increased competition.

As at the date of this MD&A, the Company’s total portfolio of retail cannabis locations experienced positive momentum on the same store sales from the second fiscal quarter of 2021 to third fiscal quarter of 2021 and from July 2021 to August 2021.

8

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Grasscity.com

During the third quarter of 2021, Grasscity processed 24,631 orders. High Tide continues to invest in Grasscity to refresh its online sales platform, increasing the number of items available for sale, increase its searchability, align its supply chain with Valiant, and optimize its distribution channels. Grasscity enables the Company to leverage its vertical integration to improve order fulfillment, customer reach, product margins and its overall profitability.

Smokecartel.com

On March 24, 2021, the Company closed the acquisition of Smoke Cartel. Founded in 2013, SmokeCartel.com has grown to become one of the most searchable websites of its kind. The Company expects Smoke Cartel’s proprietary and licensable drop-shipping technology to enhance existing e-commerce businesses. During the third quarter of 2021, Smoke Cartel processed 39,076 orders.

Fabcbd.com

On May 10, 2021, the Company closed the acquisition of FABCBD. Founded in 2017, Fabcbd.com has grown to become one of the leading online retailers in hemp derived CBD products. During the third quarter of 2021, for the period FABCBD was operated under the Company, FABCBD processed 20,495 orders.

Dailyhighclub.com

On July 6, 2021, the Company closed the acquisition of DHC. DHC has grown to become one of the leading online retailers in on demand consumption accessories, selling over one million consumption accessories. During the third quarter of 2021, for the period DHC operated under the Company, DHC processed 7,603 orders.

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment decreased by 32% to $1,781 for the three-month period ending July 31, 2021 (2020: $2,627).  Decrease in revenue is a result of major supply chain challenges and a shift in focus to support the core Retail segment.

Gross profit decreased by 52% to $438 for the three-month period ending July 31, 2021 (2020: $909).

The Wholesale Segment reported loss from operations of $390 for the three-month period ending July 31, 2021 (2020: income $107).

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two Segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the business. The Corporate Segment earned revenues of $5 for the three-month period ending July 31, 2021 (2020: $36). The revenue was made up of royalty fees and other revenues.

9

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Geographical Markets

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets:

* USA and international revenues are related to sale of consumption accessories and CBD and not related to sale of cannabis.

The following presents information related to the Company’s geographical markets:

For the three months ended July 31	2021	2020	2021	2020	2021	2020	2021	2020
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	37,695	17,088	676	1,139	5	36	38,376	18,263
USA	8,467	4,090	1,105	1,489	-	-	9,572	5,579
International	121	261	-	-	-	-	121	261
Total revenue	46,283	21,439	1,781	2,628	5	36	48,069	24,103

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

Sales performance increased significantly, on average, with Canna Cabana leading Canadian sales and Grasscity, Smoke Cartel, FABCBD, and DHC contributing to sales growth in the United States. Due to the USA market acquisitions during the second and third quarters of 2021, the Company has increased USA revenue by more than 72% for the three months ended July 31, 2021 compared to the same period in the prior year. Revenues in the international market are comprised of sales made to all countries outside of North America.

10

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Summary of Quarterly Results

(C$ in thousands, except per	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
share amounts)	2021	2021	2021	2020	2020	2020	2020	2019
Revenue	48,069	40,868	38,319	24,876	24,104	20,571	13,715	11,409
Adjusted EBITDA (i)	1,540	4,720	4,602	3,626	3,397	1,773	(822)	(5,698)
(Loss) income from Operations	(7,267)	(4,511)	(2,045)	1,133	1,624	156	(2,117)	(6,393)
Net (loss) income	(1,750)	(12,266)	(16,845)	(1,324)	3,827	(4,912)	(3,945)	(15,427)
Net (loss) income per share (Basic and Diluted) (ii)	(0.03)	(0.30)	(0.62)	(0.46)	0.25	(0.33)	(0.26)	(1.98)

(i)	Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net Loss is found under “EBITDA and Adjusted EBITDA” in this MD&A.
(ii)

Net (loss) income per share (Basic and Diluted) for the periods Q4 2019 to Q2 2021 have been retroactively adjusted to reflect the one-to-fifteen (1:15) reverse share split of all of the Company’s issued and outstanding common shares that was completed on May 13, 2021.

Aside from the seasonal increase in consumer spending leading up to the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, quarter over quarter revenues are increasing as the Company aggressively expands Canna Cabana operations and integrated acquired businesses of META, Smoke Cartel, FABCBD and DHC into the Company’s business.

The adjusted EBITDA decreased by 55% or $1,857 in the third quarter of 2021 compared to same period in the prior year as a result of a decrease in gross margin percentage which is due to a change in the Bricks & Mortar retail pricing strategy which is in-line with current market, and to maintain and grow market share. Further impacting adjusted EBITDA is an increase in expenses related to the up listing of the Company’s stock to Nasdaq including director and officers’ liability insurance premiums, Nasdaq listing fees, one-time professional fees, and additional human resources to support the integration of newly acquired companies. As a result of the up listing to Nasdaq, the Company became a non-venture issuer resulting in higher compliance requirements.

11

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2021(i)			2020(ii)				2019(iii)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net (loss) income	(1,750)	(12,266)	(16,845)	(1,324)	3,827	(4,912)	(3,946)	(15,429)
Income taxes (recovery)	224	(124)	588	(165)	316	162	(85)	2,998
Accretion and interest	1,095	2,838	2,702	573	2,456	2,529	1,734	1,676
Depreciation and amortization	8,299	7,714	6,094	2,213	1,771	1,545	1,269	478
EBITDA	7,868	(1,838)	(7,461)	1,297	8,370	(676)	(1,028)	(10,277)
Foreign exchange (gain) loss	(28)	5	89	(64)	4	(17)	(4)	49
Transaction and acquisition costs	1,939	889	1,581	1,729	193	173	622	-
Debt restructuring gain	-	-	(1,145)	-	-	-	-	-
Inventory write- off	-	-	-	252	-	-	-	-
(Gain) loss revaluation of derivative liability	(5,919)	3,988	10,484	706	67	125	(439)	(732)
Loss on settlement of convertible debenture	-	-	-	142	-	-	-	-
Loss (gain) on extinguishment of debenture	-	-	516	(418)	(3,576)	186	-	-
Impairment loss	57	-	-	458	-	247	-	4,820
Share-based compensation	508	1,517	553	29	2	72	27	180
Revaluation of marketable securities	112	159	(15)	-	(1,663)	1,663	-	-
Gain on extinguishment of financial liability	-	-	-	(505)	-	-	-	(129)
Related party balances written off	-	-	-	-	-	-	-	34
Gain on disposal of property and equipment	(2,997)	-	-	-	-	-	-	-
Discount on accounts receivable	-	-	-	-	-	-	-	87
Adjusted EBITDA	1,540	4,720	4,602	3,626	3,397	1,773	(822)	(5,968)

(i)	Cash outflow for the lease liabilities during the three-months ended July 31, 2021, were $2,917, three months ended April 30, 2021, were $1,265 and $1,088 for the three months ended January 31, 2021.
(ii)

Cash outflow for the lease liabilities during the three-months ended October 31, 2020, were $987, three-months ended July 31, 2020 were $783, three-months ended April 30, 2020 were $728 and $693 for three months ended January 31, 2020.

(iii)	Financial information for 2019 has not been restated for the adoption of IFRS 16.

Financial Position, Liquidity and Capital Resources

Assets

As at July 31, 2021, the Company had a cash balance of $26,640 (October 31, 2020: $7,524).

Working capital including cash as of July 31, 2021, was a surplus of $21,124 (October 31, 2020: deficit $8,183). The change is mainly due to various acquisitions that have occurred in the nine months ended July 31, 2021, as well as the closing of two bought financing deals of $23,000 and $23,184 that happened in the second and third quarter of 2021 respectively. These transactions provide the Company enough liquidity for its working capital needs.

12

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Total assets of the Company were $234,182 on July 31, 2021, compared to $69,811 on October 31, 2020. The increase in total assets is primarily due to the acquisitions of META, Smoke Cartel, FABCBD and DHC, which resulted in significant increases in intangible assets, property and equipment, and right-of-use assets. Assets also increased due to capital asset additions and prepaid lease deposits due to organic growth during the period.

Liabilities

Total liabilities increased to $87,371 at July 31, 2021, compared to $58,088 on October 31, 2020 primarily due to the acquisition of META, Smoke Cartel, FABCBD and DHC.

As of the date of this MD&A the Company has reduced the total principal value of debt to approximately $28,400 compared to approximately $71,000 as at November 17, 2020.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding (ii)
Issued and outstanding common shares	52,686,878
Warrants (iii)	7,363,251
Stock options and RSUs	1,794,329
Convertible debentures	2,104,728

(i)	Refer to the Company’s Consolidated Financial Statements for a detailed description of these securities.
(ii)	Unit’s outstanding are post-consolidation of common shares on May 14, 2021 in preparation for listing on the Nasdaq.
(iii)

As of the date of this MD&A the Company had gross warrants of 116,621,244 that can be converted on the basis of 15 warrants to 1 common share, with the exception of the warrants issued through the acquisition of META, which can be converted on the basis of 18.2 warrants to 1 common share.

Cash Flows

During the period ended July 31, 2021, the Company had an overall increase in cash of $19,116 (2020: $6,302).

Total cash used in operating activities was $7,836 for the period ended July 31, 2021 (2020: $5,809 cash generated in operating activities). The decrease in operating cash inflows is primarily driven by an increase in operating expenses as a result of new store openings. Cash used by investing activities was $18,202 (2020: cash used $3,290). Cash provided by financing activities was $45,154 (2020: cash provided $3,783) because of the bought financing deal of $23,000 and $23,184 that closed in the second and third quarter of 2021 respectively.

Liquidity

In addition to cash and non-cash working capital discussed above, the Company acquired META during the first quarter of 2021. The Company also closed a bought deal financing for total gross proceeds of $23,000 and acquired Smoke Cartel in the second quarter of 2021. In May 2021, the Company closed a second bought financing deal for total gross proceeds of $23,184. During the remainder of the third quarter, the Company also acquired FABCBD and DHC. These transactions provide the Company enough liquidity for its working capital needs.

13

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Explore profitable growth opportunities.
II.	Deploy capital to provide an appropriate return on investment for shareholders.
III.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
IV.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as of July 31, 2021, nor are any such arrangements outstanding as of the date of this MD&A.

Loss per Share

Restatement of a Prior Quarter

During the third quarter of 2021, the Company restated the second quarter 2021 earnings per share note disclosure. This adjustment is due to the 1:15 reverse share split that occurred May 13, 2021, which was included as a subsequent event in the financial statements for the second quarter of 2021. When there is a share consolidation subsequent to period end, but prior to the release of the financial statements it needs to be retrospectively adjusted in the current quarter financial statements. Comparative information for the second quarter, first quarter, 2020 and 2019 year ends have been adjusted accordingly.

	Three months ended		Six months ended
	April 30		April 30
	2021	2020	2021	2020
	$	$	$	$
Net (loss) income for the period	(12,266)	(4,912)	(29,111)	(8,857)
Non-controlling interest	(66)	55	(91)	52
Net loss for the period attributable to owners of the Company	(12,332)	(4,857)	(29,202)	(8,805)
	#	#	#	#
Weighted average number of common shares - basic and diluted	41,320,861	14,614,754	33,938,246	14,255,502
Basic and Diluted loss per share	(0.30)	(0.33)	(0.86)	(0.62)

14

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

	Three months ended
	January 31	Year ended October 31
	2021	2020	2019
	$	$	$
Net (loss) income for the period	(16,845)	(6,354)	(26,292)
Non-controlling interest	(24)	(614)	166
Net loss for the period attributable to owners of the Company	(16,869)	(6,968)	(26,126)
	#	#	#
Weighted average number of common shares - basic and diluted	27,090,872	15,267,032	13,212,113
Basic and Diluted loss per share	(0.62)	(0.46)	(1.98)

Transactions Between Related Parties

As at July 31, 2021, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Financing transactions

A Director of the Company is Chief of the Opaskwayak Cree Nation (“OCN”). On November 18, 2020, the Company acquired all of the issued and outstanding shares of META which included notes payable to Opaskwayak Cree Nation (“OCN”). As of July 31, 2021 the Company has drawn $13,000.

On February 22, 2021, the Company issued, on a bought deal basis pre-consolidation, 47,916,665 units (3,194,445 units post-consolidation) of the Company at a price of $0.48 per unit pre-consolidation ($7.20 per unit post-consolidation). Two of the officers and the corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 3,112,084 units pre-consolidation (207,472 units post-consolidation) pursuant to the Offering.

On May 26, 2021, the Company issued, on a bought deal basis post-consolidation, 2,415,000 units (36,225,000 units pre-consolidation) of the Company at a price of $9.60 per unit post-consolidation ($0.64 per unit pre-consolidation). One of the officers and the corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 105,000 units post-consolidation (1,575,000 units pre-consolidation) pursuant to the Offering.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totalling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah Georgia has been leased out by 2G Realty, LLC, a company that is related through the Chief Technology Officer of the company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totalling $52 per annum. The primary lease term is 1 year with one additional 1-year term extensions exercisable at the option of the Company.

15

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Subsequent events

(i)	On August 6, 2021, the Company acquired all of the issued and outstanding shares of 102105699 Saskatchewan Ltd. (“102

Saskatchewan”) which owns five retail cannabis locations in Regina, Saskatchewan, for $2,700. The consideration was comprised of: (i) 254,520 common shares of High Tide, having an aggregate value of $2,002; and (ii) $698 in cash. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required under IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(ii)	On August 12, 2021, the Company acquired all of the issued and outstanding shares of DS Distribution Inc., operating as

DankStop.com (“DankStop”) for US$3,850. The consideration was comprised of 612,087 common shares of High Tide on the basis of a deemed price per High Tide Share of $7.88, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange for the ten consecutive trading days preceding the closing of the acquisition. Pursuant to the terms of the acquisition agreement, 153,021 High Tide Shares, which represents 25% of the High Tide Shares issued to DankStop shareholders, has been placed in escrow for a period of up to 12 months from closing. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required under IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the nature of the acquisition, the allocation of the purchase price has not been provided because that information has not yet been finalized.

(iii)	Subsequent to the period ended July 31, 2021, $800 of debt was converted into common shares, which eliminates all remaining outstanding convertible debentures originally issued by Meta Growth Corp.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk because of holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is carried out by senior management in conjunction with the Board of Directors.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, loans receivable, accounts payable and accrued liabilities, notes payable, convertible debentures, contingent consideration and derivative liabilities.

IFRS 13 establishes a three-level hierarchy that prioritizes the inputs relative to the valuation techniques used to measure fair value. Fair values of assets and liabilities included in Level 1 of the hierarchy are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value of assets and liabilities in Level 2 are determined using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Fair value of assets and liabilities in Level 3 are determined based on inputs that are unobservable and significant to the overall fair value measurement. Accordingly, the Company has categorized its financial instruments carried at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The Company’s cash and cash equivalents are subject to Level 1 valuation.

The marketable securities have been recorded at fair value based on level 1 inputs and derivative liability associated with warrants and contingent consideration have been recorded at fair value based on level 2 inputs. The carrying values of accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these financial instruments. The carrying value of the notes payable and convertible debentures approximate their fair value as they are discounted using a market rate of interest.

16

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Halo convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the SPPI test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss.

Other loans receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market that have been recorded at fair value. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms.

The derivative liability associated with the put option included in the acquisition of FABCBD has been recorded at fair value based on level 3 inputs. The value of the put is calculated using discounted cash flows. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA and a risk-adjusted discount rate. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

Derivative Liability associated with Put Option
$
Balance at April 30, 2021	-
Assumed through acquisition of FABCBD	4,535
Loss included in 'Revaluation of derivative liability'	145
Balance at July 31, 2021	4,680

Sensitivity Analysis
$
Expected cash flows (10% movement)	397
Risk Adjusted discount rate (1% movement)	58

Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents balance is limited because the counterparties are large commercial banks. The amount reported for trade receivable in the statement of financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Trade receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations as well as debt and equity financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations.

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

17

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Outlook

High Tide continues to have a leading position in the Canadian bricks and mortar cannabis market with 93 locations across the country.  Given the number of locations currently being built out, most notably in Ontario and Saskatchewan, the Company expects to be at approximately 110 stores by the end of calendar 2021, despite some delays experienced in securing building permits.  The Company has made good progress on its application to enter the British Columbia market, and now expects that to occur by end of our 2021 fiscal year.

While competition has increased given material growth in store counts in Ontario and Alberta and the concurrent rise of value players, the Company is focused on maintaining and growing its market share.  We have begun leveraging our unique positioning within accessories to attract and retain more customers, and this approach has already yielded meaningful increases to our top line over the past few months.  Just this week we announced two initiatives to expand our revenue streams.

First, we entered into private label partnerships for our upcoming house branded shatter and THC gummies.  These will be our first white label products, which we expect will provide margin enhancing opportunities.  We are also in negotiations with Canadian licensed producers to bring select products from the FABCBD catalogue into our store network and look forward to expanding into other categories in due course as market dynamics evolve.

Second, we announced the launch of our new retail value concept, “Cannabis Chop Club”, which will offer exclusive deals and wholesale prices to specifically address value sensitive markets.  The Company’s goal is to convert at least five existing stores by the end of the calendar year, with the first new builds expected to be completed in early calendar 2022.

E-Commerce remains a key focus for High Tide.  The Company’s recent acquisitions in this area are performing well, and we expect to gain more momentum on this front.  We are currently in discussions with multiple parties across a variety of end markets, with a particular focus on e-commerce within the growing ancillary and hemp derived CBD markets.  With a current annual run rate of revenues in the U.S. exceeding $50 million, we believe we are excellently positioned to lever our U.S. customer base to also sell cannabis once permissible by federal regulations and/or exchange policies – and the Company intends to continue growing its U.S. presence in the meantime.

Risk Assessment

Management of High Tide defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company.  The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which management is currently unaware.

Changes in Laws and Regulations

The Company is subject to a variety of applicable laws, including those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis and cannabis products. The Company is also subject to applicable laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As applicable laws pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable laws could have a Material Adverse Effect.

The legislative framework pertaining to the Canadian adult-use cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments.

18

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Different competitive pressures, additional compliance requirements, and other costs may also limit the Company’s ability to participate in such market.

Failure to Manage Growth Successfully

The Company’s business has grown rapidly in the last year. The Company’s growth places a strain on managerial, financial, and human resources.  The Company will need to provide adequate operational, financial and management controls and reporting procedures to manage the continued growth in the number of employees, scope of operations and financial systems as well as the geographic area of operations. Expanding the business into new geographic areas requires the Company to incur costs, which may be significant, before any associated revenues materialize. Future growth beyond the next 12 months will depend upon several factors, including but not limited to the Company’s ability to:

● issue further equity and/or take on further debt to fund the completion of the Company’s expansion plans, including the build-out of new recreational cannabis stores and the expansion of its client base.

● hire, train, and manage additional employees to provide agreed upon services.

● execute on and successfully integrate acquisitions; and

● expand the Company’s internal management to maintain control over operations and provide support to other functional areas within High Tide.

High Tide’s inability to achieve any of these objectives could harm the Company’s business, financial condition, reputation, and operating results.

Dependence on Key Personnel

The success of High Tide is largely dependent on the performance of its key employees and directors.  Failure to retain key employees and directors and to attract and retain additional key employees with necessary skills could have a material adverse impact on the Company’s growth and profitability.  The departure of any key personnel could have a material adverse effect on the Company’s business, results of operations and financial condition.

Ancillary Business in the United States Cannabis Industry

The Company derives a portion of its revenues from the cannabis industry in certain States. The Company is not directly or indirectly engaged in the manufacture, importation, possession, use, sale, or distribution of cannabis in the recreational or medical cannabis industry in the U.S., however, the Company may be considered to have ancillary involvement in the U.S. cannabis industry. Due to the current business and any future opportunities, the Company may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described in this MD&A.

Competition

The Company faces, and will continue to face, intense competition from other companies, some of which can be expected to have longer operating histories and greater financial resources (including technical, marketing, and other resources compared to the Company). Such companies may be able to devote greater resources to the development, promotion, sale and support of their respective products and services. Such companies may also have more extensive customer bases and broader customer relationships and may make it increasingly difficult for the Company to, among other things, enter into favorable business agreements, negotiate favourable prices, recruit, or retain qualified employees, and acquire the capital necessary to fund capital investments by the Company.

19

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

In addition, Management estimates that, as of the date of this MD&A, there may be currently hundreds of applications for Retail Store Authorizations being processed by applicable cannabis regulatory authorities. The number of Authorizations granted, and the number of retail cannabis store operators ultimately authorized by applicable cannabis regulatory authorities, could have an adverse impact on the ability of the Company to compete for market share in the cannabis market within various jurisdictions in Canada. The Company also faces competition from illegal cannabis dispensaries, engaged in the sale and distribution of cannabis to individuals without valid Authorizations.

Lastly, as the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors may be expected to increase significantly. Such increases may also be accompanied by shifts in market demand, and other factors that Management cannot currently anticipate, and which could potentially reduce the market for the products of the Company, and ultimately have a Material Adverse Effect.

To remain competitive in the evolving cannabis market, the Company will need to invest significantly in, among other things, operational efficiencies, marketing, growing distribution channels, and investing in additional human resources to support growth initiatives. If the Company is not successful in obtaining sufficient resources to invest in these areas, the ability of the Company to compete in the cannabis market may be adversely affected, which could have a Material Adverse Effect.

Failure to Secure Retail Locations

One of the factors in the growth of the Company’s Cannabis retail business depends on the Company’s ability to secure attractive locations on terms acceptable to the Company. The Company faces competition for retail locations from its competitors and from operators of other businesses.  There is no assurance that future locations will produce the same results as past locations.

Cyber Risks

The Company and its third-party services provider’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations.  The operations of the Company depend, in part, on how well networks, equipment, information technology systems and software are protected against damage from several threats. The failure of information systems or a component of information system could, depending on the nature of any such failure, could have a material adverse effect on the Company’s, business, its reputation, results of operations and financial condition.

Risk of Enforcement of U.S. Federal Laws

There can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses, including those of the Company, notwithstanding compliance with the securities laws of the applicable state of the United States. Such proceedings could have a Material Adverse Effect.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, including on its reputation and ability to conduct business, its ability to list its securities on stock exchanges, its financial position, its operating results, its profitability or liquidity or the value of its securities. In addition, the time of Management and advisors of the Company and resources that would be needed for the investigation of any such matters, or their final resolution could be substantial.

20

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Epidemics and Pandemics (including COVID-19)

The Company faces risks related to health epidemics, pandemics, and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Company could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

As of the date of this MD&A, the duration and the immediate and eventual impact of COVID-19 remains unknown. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its industry partners. To date, several businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact the Business will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Company will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs because of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

Licenses and Permits

The ability of the Company to continue the Business is dependent on the good standing of various Authorizations from time to time possessed by the Company and adherence to all regulatory requirements related to such activities. The Company will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such Authorizations, or to renew the Authorizations after their expiry dates, could have a Material Adverse Effect.

Although Management believes that the Company will meet the requirements of applicable laws for future extensions or renewals of the applicable Authorizations, there can be no assurance that applicable governmental entities will extend or renew the applicable Authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. If the applicable governmental entities do not extend or renew the applicable Authorizations, or should they renew the applicable Authorizations on different terms, any such event or occurrence could have a Material Adverse Effect.

The Company remains committed to regulatory compliance. However, any failure to comply with applicable laws may result in additional costs for corrective measures, penalties, or restrictions on the operations of the Company. In addition, changes in applicable laws or other unanticipated events could require changes to the operations of the Company, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

21

High Tide Inc.
Management’s Discussion and Analysis
For the three and nine months ended July 31, 2021 and 2020 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Cannabis Prices

A major part of the Company’s revenue is derived from the sale and distribution of cannabis in Canada, as such, the profitability of the Company may be regarded as being directly related to the price of cannabis. The cost of production, sale, and distribution of cannabis is dependent on several key inputs and their related costs, including equipment and supplies, labour and raw materials related to the growing operations of cannabis suppliers, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a Material Adverse Effect. Further, any inability to secure required supplies and services or to do so on favourable terms could have a Material Adverse Effect. This includes, among other things, changes in the selling price of cannabis and cannabis products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline could have a Material Adverse Effect.

The operations of the Company may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

Difficulty to Forecast

The Company relies, and will need to rely, largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products because of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect.

Political and Other Risks Operating in Foreign Jurisdictions

The Company has operations in various foreign markets and may have operations in additional foreign and emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the controlled substances industry in such foreign jurisdictions. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; fluctuations in currency exchange rates, military repression, war or civil unrest, social and labour unrest, organized crime, terrorism, violent crime, expropriation and nationalization, renegotiation or nullification of existing Authorizations, changes in taxation policies, restrictions on foreign exchange and repatriation, and changes political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

22